UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of KeySpan Corporation )
And Eastern Enterprises              )
                                     )       File No. 70-09995
(Public Utility Holding Company Act  )
of 1935)                             )

CERTIFICATE OF NOTIFICATION

         This Certificate of Notification is filed by KeySpan Corporation ("KeySpan") and KeySpan New England, LLC ("KNE LLC"), successor to Eastern Enterprises ("Eastern"), in connection with the following transactions proposed by KeySpan and Eastern in their Application/Declaration on Form U-1, as amended, filed in this proceeding (the "Application"), and authorized by order of the Securities and Exchange Commission ("Commission") issued in this proceeding (Holding Co. Act Release No. 27532) dated May 29, 2002 (the "Order"). KeySpan and KNE LLC certify pursuant to Rule 24 that:

A.  On May 30, 2002, the following transactions occurred as described in the Application and approved by the Order:

         1.   KeySpan acquired 100% of the membership interests of KSNE, LLC (“KSNE”), a newly formed Delaware limited liability company, for one hundred dollars ($100.00). KSNE’s Certificate of Formation and Operating Agreement were executed, in substantially the forms attached as Exhibits A-3 and A-4 to the Application, to effectuate the transaction.

         2.   KeySpan acquired ninety-nine percent (99%) of the membership interests of KNE LLC, a newly formed Massachusetts limited liability company, for ninety-nine dollars ($99.00) and KSNE acquired the remaining one percent (1%) membership interest in KNE LLC for one dollar ($1.00). KNE LLC’s Certificate of Organization and Operating Agreement were executed, in substantially the forms attached as Exhibits A-1 and A-2 to the Application, to effectuate the transaction.

B.  On May 31, 2002, the following transaction occurred as described in the Application and approved by the Order:

         1.  Eastern and KNE LLC executed an agreement and plan of merger, in substantially the form attached as Exhibit A-5 to the Application, pursuant to which Eastern merged with and into KNE LLC (the “Merger”), with KNE LLC as the surviving entity.

         2.  To effect the Merger, Eastern and KNE LLC filed a Certificate of Merger and Termination with the Secretary of the Commonwealth of Massachusetts in substantially the form attached as Exhibit A-6 to the Application. The Merger was effective on May 31, 2002, upon acceptance of the filing by the Secretary of the Commonwealth of Massachusetts.

C.  Pursuant to the Order, KNE LLC, as the surviving entity and successor-by-merger to Eastern, (i) has succeeded to Eastern’s ownership interests in the gas utilities and the non-utility subsidiaries owned by Eastern and (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Merger Order and Financing Order (each as defined in the Application) and their underlying applications and post-effective amendments.

D.  Pursuant to the Order, KNE LLC is an exempt holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended.

         The "past tense" opinion of counsel required under the instructions to the Form U/1 application is attached hereto.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.

                                           KEYSPAN CORPORATION

                                           _____________/s/________________
                                           Steven L. Zelkowitz
                                           Executive Vice President and General
                                           Counsel

                                           KeySpan New England, LLC

                                           ____________/s/________________
                                           Richard A. Rapp, Jr.
                                           Secretary